SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS 401(K) SAVINGS PLAN
f/k/a SEARS 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Sears 401(k) Savings Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

SEARS 401(k) SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Sears 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears 401(k) Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information is the responsibility of the Plan's management. Such supplemental schedule and supplementary information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2006

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005
(Thousands of dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS IN MASTER TRUST (Note 3):				
Investment securities and other	$2,943,260	$2,573,341	$369,919	$
Participant-directed brokerage account	43,054	43,054		
Participant notes receivable	41,700	41,700		
Total plan interest in master trust	3,028,014	2,658,095	369,919	
RECEIVABLES:				
Employer contribution	16,455	14,967	1,488	
Total receivables	16,455	14,967	1,488	
NET ASSETS AVAILABLE FOR BENEFITS	$3,044,469	$2,673,062	$371,407	$

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004
(Thousands of dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS (Note 4):				
Sears, Roebuck and Co. common shares	$ 769,120	$ -	$764,408	$ 4,712
Registered investment companies	263,965	263,965		
Common/collective trusts	2,186,012	2,186,012		
Collective short-term investment fund	898		872	26
Participant-directed brokerage account	44,169	44,169		
Participant notes receivable	101	101		
Total investments	3,264,265	2,494,247	765,280	4,738
RECEIVABLES:				
Dividend and interest	5,343	1,786	3,464	93
Interfund	624	20		604
Total receivables	5,967	1,806	3,464	697
CASH	118	118	-	-
Total assets	3,270,350	2,496,171	768,744	5,435
LIABILITIES				
ESOP LOAN (Note 6)	881	-	-	881
PAYABLES:				
Interest	14			14
Due to brokers and others	4,377	3,432	945	
Interfund	624	20	604	
Total payables	5,015	3,452	1,549	14
Total liabilities	5,896	3,452	1,549	895
NET ASSETS AVAILABLE FOR BENEFITS	$3,264,454	$2,492,719	$767,195	$ 4,540

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Thousands of dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME IN MASTER TRUST (Note 3):				
Investment income	$ 151,678	$ 131,928	$ 18,873	$ 877
Net appreciation in fair value of participant-directed brokerage account	332	332		
Interest on participant notes receivable	1,792	1,792		
Total plan interest in master trust investment income	153,802	134,052	18,873	877
CONTRIBUTIONS:				
Employee	162,319	147,216	15,103	
Employee - rollover	4,296	3,922	374	
Employer - cash	67,252	61,663	5,589	
Employer - ESOP loan debt service	154			154
Total contributions	234,021	212,801	21,066	154
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	62			62
Total additions	387,885	346,853	39,939	1,093
DEDUCTIONS				
WITHDRAWALS	588,532	489,832	98,700	
INTEREST EXPENSE	3			3
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	9,102	7,915	1,187	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	62		62	
Total deductions	597,699	497,747	99,949	3
NET INCREASE (DECREASE)	(209,814)	(150,894)	(60,010)	1,090
FUND TRANSFERS		331,564	(325,934)	(5,630)
NET ASSETS TRANSFERRED FROM SEARS SUBSIDIARY PLANS AT FAIR VALUE (Note 1)	4,577	4,577		
NET ASSETS TRANSFERRED TO SEARS PUERTO RICO SAVINGS PLAN AT FAIR VALUE (Note 1)	(14,748)	(4,904)	(9,844)	
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,264,454	2,492,719	767,195	4,540
December 31	$3,044,469	$2,673,062	$ 371,407	$

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
(Thousands of dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME:				
Net appreciation in fair value of investments (Note 4)	$ 260,500	$ 180,008	$ 85,214	$ (4,722)
Dividends	21,567	5,917	14,686	964
Interest	19,942	19,916	20	6
Other	1,197	1,142	55	
Net investment income (loss)	303,206	206,983	99,975	(3,752)
CONTRIBUTIONS:				
Employee	170,855	154,569	16,286	
Employee - rollover	2,736	2,606	130	
Total contributions	173,591	157,175	16,416	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	64,269		64,269	
Shares allocated in lieu of dividends	4,874		4,874	
Total additions	545,940	364,158	185,534	(3,752)
DEDUCTIONS				
WITHDRAWALS	504,732	386,393	118,339	
INTEREST EXPENSE	219			219
ADMINISTRATIVE EXPENSE	9,635	7,882	1,753	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	64,269			64,269
Shares allocated in lieu of dividends	4,874			4,874
Total deductions	583,729	394,275	120,092	69,362
NET INCREASE (DECREASE)	(37,789)	(30,117)	65,442	(73,114)
FUND TRANSFERS		90,511	(95,409)	4,898
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,302,243	2,432,325	797,162	72,756
December 31	$ 3,264,454	$2,492,719	$ 767,195	$ 4,540

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established the Sears 401(k) Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Effective January 1, 2005, the Company established the Sears Puerto Rico Savings Plan (the "Puerto Rico Plan"). Plan assets, including current year earnings and losses thereon, attributable to those employees of Sears, Roebuck de Puerto Rico, Inc. who were participants in the Plan as of December 31, 2004, were transferred to the Puerto Rico Plan in February 2005, when it was legally permissible and administratively possible to do so.

Effective January 1, 2005, Plan investments are commingled with those of the Puerto Rico Plan and held for safekeeping and investment by The Sears 401(k) Savings Plan Master Trust (the "Master Trust").

In March 2005, the Company merged with Kmart Holdings Corporation (the "Merger") and became a wholly-owned subsidiary of Sears Holdings Corporation ("Holdings").

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Company has designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA").

State Street Bank and Trust Company serves as the trustee (the "Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper.

The Investment Committee, consisting of employees of the Company, manages and controls the investment of the assets of the Plan. Through May 2005, Morgan Guaranty Trust had been appointed by the Investment Committee as the named fiduciary with authority relating to the acquisition, retention and disposition of Plan assets and the appointment, retention, and termination of investment managers. Effective June 2005, the Company and the Investment Committee succeeded Morgan Guaranty Trust as named fiduciary and Watson Wyatt Investment Consulting was appointed to serve as investment advisor.

Certain expenses incurred in connection with the operation of the Plan are paid from Plan assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Plan assets. Compensation to members of the Investment Committee is paid by the Company.

Eligibility - A full-time or part-time employee of the Company or designated affiliate of the Company is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by making contributions to the Plan. Participants may contribute up to 50 percent of eligible annual compensation through a combination of pre-tax and after-tax contributions. Participants turning age 50 or older during the plan year are eligible to make an additional pre-tax "catch-up" contribution up to IRS limits.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Stock Fund, which invests principally in Sears Holdings Corporation stock; the Interest Income Fund; the Domestic Bond Fund; the S&P 500 Equity Index Fund; the Small Cap Equity Fund; the Large Cap Growth Equity Fund; the Large Cap Value Equity Fund; the International Equity Fund; any of three Diversified Index Funds - Aggressive, Moderate, and Conservative; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are fully vested in their contributions and earnings thereon.

As a result of the Merger, the Sears Holdings Stock Fund replaced the Sears Stock Fund. On the date the Merger closed, Plan shares of stock in the Sears Stock Fund and the ESOP Company Shares Fund (Unallocated) were exchanged for shares of Holdings, cash, or a combination thereof. Allocations were directed by the participant and subject to certain caps on the relative amounts of cash and stock consideration that could be issued in connection with the merger. To the extent that participants elected and received cash for their Sears shares, it automatically transferred into the Interest Income Fund. Other cash received was re-invested in Holdings shares and deposited in the Sears Holdings Stock Fund. Cash received in the ESOP Company Shares Fund (Unallocated), either directly upon the merger or through later liquidation of Holdings shares, was used to support the first quarterly Company contribution of 2005.

The Westar 401(k) Savings Plan and the Central Wholesale Appliance Supply, Inc. 401(k) Plan were merged with the Plan in April, 2005 and November, 2005, respectively. All assets, including participant loans, were transferred to the Plan.

Employee Stock Ownership Plan ("ESOP") - On December 20, 1989, an ESOP feature was added to the Plan. The ESOP included all Company match and after-tax contributions and earnings thereon, even those made prior to 1989. Pursuant to the ESOP, the Plan had a program to purchase up to $800 million worth of Company common shares. The purchases were funded by a loan (the "ESOP Loan") from the Company which was fully repaid in April 2005 (see Note 6).

The purchased shares funded a portion of the Company's contribution. Shares not yet allocated to participants were held in a suspense account of the ESOP trust and served as collateral on the loan. Each year, dividends on shares held in the suspense account and, to the extent so directed by the Company, dividends on shares allocated to the accounts of participants, together with earnings thereon, were used to pay principal and interest on the ESOP Loan. The Company made additional contributions to the ESOP in amounts which, together with the aforementioned dividends and earnings, were sufficient to make all scheduled payments of principal and interest on the ESOP Loan for that year. A portion of the shares was then released from the suspense account and allocated to participants, based upon the ratio of principal and interest paid for that year on the ESOP Loan to the amount of principal and interest payable on the ESOP Loan for that and all future years. To the extent that dividends on shares allocated to the accounts of participants have been used to service the ESOP Loan, the accounts of such participants were credited with shares released from the suspense account having a fair market value equivalent to the value of the dividends. Shares vested fully upon allocation.

Employer Contributions - Through 2004, the Company contribution was fixed at 70 percent of the first five percent of compensation deferred by employees. Effective January 2005, the Company contribution is fixed at either 1) 150 percent of the first one percent and 100 percent of the next four percent of compensation deferred by employees who are not eligible for the Sears Pension Plan or who elected to stop earning Sears Pension Plan benefits as of December 31, 2004, or 2) 70 percent of the first five percent of compensation deferred by employees who elected to continue to earn benefits under the Sears Pension Plan after 2004.

The Company contribution is made quarterly. Through 2004, the contribution was paid in Company shares or cash, which was subsequently used to acquire Company shares. Each year's Company contribution is available for investment diversification at the direction of the participant after December 31 of the year in which it is contributed. Effective in 2005, the Company contribution is payable in cash or stock. If in cash, it is invested based on participants' pre-tax contribution elections. If in stock, it is invested in Sears Holdings Stock Fund. Contributions are available for diversification on receipt.

To be eligible for the Company contribution, a participant must have one year of service and be credited with 1,000 hours of service by that date. Through 2004, participants become vested in the Company contribution for the current year if they are employed by the Company or designated affiliate at December 31. Effective January 2005, participants hired prior to January 1, 2004 become vested in the Company contribution upon receipt. Participants hired on or after January 1, 2004 become vested upon completion of three years of service with 1,000 hours of service per year.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Participant Loans - Effective January 1, 2005, active participants may borrow from their Plan account. Participants may borrow up to the lesser of $50,000 or 50% of the vested account balance. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years if the purpose of the loan is to purchase their primary residence). The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial withdrawals are permitted under the Plan Document and do not terminate participation but are subject to restrictions on participant balances. In addition, the account of a participant who terminates or dies prior to December 31 is entitled to receive the actual Company contribution after the year-end of the year in which termination of employment or death occurs if certain age and service requirements are met.

Forfeited Accounts – At December 31, 2005, forfeited nonvested accounts totaled $109,255. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $126,128 from forfeited nonvested accounts.

Termination of Participation - Participation in the Plan ceases after termination of employment, except those participants terminating with account balances in excess of $1,000 who request deferral of distribution remain participants.

Termination of Participation by an Employer - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code.

Termination of the Plan - The Company's Board of Directors may, at any time, terminate the Plan or discontinue the Company's contribution to the Plan subject to the provisions of ERISA. After the announcement of such termination or discontinuance, no new participants may join the Plan and the assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Master Trust Investment Valuation and Income Recognition – The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Quoted market prices are used to determine the fair value of the Master Trust's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Master Trust at year-end. Investments in the Interest Income Fund are valued at contract value (investments made, plus interest accrued at the contract rate, less withdrawals and fees), which approximates fair value. Participant notes receivable are valued at cost.

The Interest Income Fund, an investment of the Master Trust in 2005 and of the Plan in 2004, is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Interest Income Fund for the years ended December 31, 2005 and 2004 were 4.49% and 4.50%, respectively. The crediting interest rates at December 31, 2005 and 2004 were 4.51% and 4.41%, respectively. The crediting interest rate is based on the performance of the underlying portfolio of investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004 were $0.8 million and $0.7 million, respectively.

3. INTEREST IN MASTER TRUST

During 2005 certain of the Plan's investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of The Sears 401(k) Savings Plan Master Trust, a master trust established by the Company on January 1, 2005, and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Puerto Rico Savings Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of both participating plans.

Net assets of the Master Trust as of December 31, 2005 are summarized as follows:

	December 31, 2005 (Thousands of dollars)
Assets:	
Investments at fair value:	
Sears Holdings Corp. common shares	$ 373,166
Registered investment companies	349,733
Common/collective trusts	2,231,367
Collective short-term investment fund	1,317
Participant-directed brokerage account	43,063
Particpant notes receivable	41,881
	3,040,527
Receivables:	
Dividend and interest	6,741
Total Assets	3,047,268
Liabilities	
Due to brokers and others	6,257
Net assets in Master Trust	$ 3,041,011
Plan's interest in Master Trust net assets	$ 3,028,014
Plan's percentage interest in Master Trust net assets	99.6%

The Plan's interest in master trust net assets of $3.0 billion exceeds five percent of the Plan's net assets available for benefits as of December 31, 2005.

The net investment earnings (loss) of the Master Trust for the year ended December 31, 2005 is summarized below:

	2005 (Thousands of dollars)
Dividend, interest and other income	$ 50,440
Net appreciation (depreciation) in fair value of investments:	
Sears Holdings Corporation common shares	81,378
Sears, Roebuck and Co. common shares	(64,353)
Registered investment companies	9,093
Common/collective trusts	78,129
Participant-directed brokerage accounts	333
Other	(7)
Net appreciation in fair value of investments	104,573
Investment income of Master Trust	$ 155,013
Plan's interest in Master Trust investment income	$ 153,802

4. INVESTMENTS

The following table presents the fair value of investments and their net change in value (including gains and losses on investments bought and sold, as well as held during the year) for the year 2004, prior to the Plan's entering into the Master Trust on January 1, 2005:

	2004	
	Fair Value	Net Change in Fair Value
	(Thousands of dollars)	
Sears, Roebuck and Co. common shares	$ 769,120	$ 80,492
Registered investment companies	263,965	23,045
Common/collective trusts	2,186,012	153,956
Collective short-term investment fund	898	
Participant-directed brokerage account	44,169	3,005
Participant notes receivable	101	
Futures contracts and others		2
Total	$ 3,264,265	$ 260,500

The Plan's investments which exceeded 5% of the net assets available for benefits at December 31, 2004 are as follows:

		2004 (Thousands of dollars)
Sears, Roebuck and Co. common shares*	$	769,120
State Street Bank & Trust Bond Market Index Securities Lending Fund		567,585
State Street Bank & Trust S&P 500 Flagship Fund		866,258
Invesco Stable Value Trust		165,133
SEI Stable Asset		164,955
T Rowe Price Stable Value Common Trust		170,932

* Partially non-participant-directed

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust and Plan investments, in 2005 and 2004 respectively, are shares of registered investment companies and common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to State Street for investment management services were $0.8 million for the year ended December 31, 2005. Fees paid by the Plan to State Street for investment management services were $0.7 million for the year ended December 31, 2004.

At December 31, 2005, the Master Trust held 3,230,039 shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer, with a cost basis of $318.4 million. At December 31, 2004, the Plan held 15,071,926 shares of Sears, Roebuck and Co, the sponsoring employer, with a cost basis of $339.0 million. During the year ended December 31, 2005, the Master Trust recorded dividend income of $3.2 million on shares of Sears, Roebuck and Co. No dividends are paid on shares of Sears Holdings Corporation.

6. ESOP LOAN

The original ESOP Loan agreement provided for the loan to be repaid over a 15-year period through 2004 at an interest rate of 9.2%. Effective June 26, 1998, the remaining balance of the loan was refinanced. The interest rate was reduced from 9.2% to 6.1% per annum and the term was extended from 2004 to 2024. The ESOP Loan balance at December 31, 2004 of $0.9 million was fully repaid by April, 2005.

At December 31, 2005 and 2004, the following allocated and unallocated ESOP investment in Sears Holdings Corporation common shares and Sears, Roebuck and Co. common shares, respectively, were held by the Plan:

	2005				2004			
	Allocated (Thousands of dollars)		Unallocated		Allocated (Thousands of dollars)		Unallocated	
Number of shares		1,554,751		-		7,895,041		92,347
Cost	$	122,358	$	-	$	126,571	$	1,410
Fair value	$	179,620	$	-	$	402,884	$	4,712

7. INCOME TAXES

In the Plan's latest determination letter, dated January 22, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, in that determination letter, the Internal Revenue Service instructed that a minor amendment to the Plan be made retroactively to January 1, 2000. The Plan was amended in accordance with the Internal Revenue Service instructions. Also, the Plan has been further amended subsequent to the receipt of the IRS determination letter. The Plan Administrator and the Plan's Benefits Counsel believe, however, that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. SUBSEQUENT EVENTS

By the close of business March 31, 2006, the Kmart Retirement Savings Plan merged with the Plan. At the same time, the investments in the Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees and the Kmart Retirement Savings Plan for Puerto Rico Employees were transferred to State Street Bank and Trust Company and are held there for safekeeping and investment in the Sears 401(k) Savings Plan Master Trust.

Effective April 1, 2006, the name of the plan was changed to Sears Holdings 401(k) Savings Plan.

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

SEARS 401(k) SAVINGS PLAN

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2005

		Cost		Current Value	
	Shares	Per Share	Total	Per Share	Total
*PARTICIPANT LOANS	5 - 10%	Due 2006 - 2021	$ 41,699,404		$ 41,699,404

This schedule does not include all of the Plan's investments in the Sears 401(k) Savings Plan Master Trust

* Sponsored by a party-in-interest.

Exhibits.

An Exhibit Index has been filed as part of this Report on Page E-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEARS HOLDINGS 401(K) SAVINGS PLAN

By: Sears, Roebuck and Co., Plan Administrator

By: Robert D. Luse
Robert D. Luse
Senior Vice President, Human Resources

Date: June 27, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-125292 of Sears Holdings Corporation on Form S-8 of our report dated June 27, 2006, appearing in this Annual Report on Form 11-K of Sears Holdings 401(k) Savings Plan formerly known as Sears 401(k) Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Chicago, Illinois
June 27, 2006